

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 18, 2010

Dan E. Malone
Executive Vice President & Chief Financial Officer
Alamo Group Inc.
1627 East Walnut
Seguin, Texas 78155

> **Re: Alamo Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-13854**

Dear Mr. Malone:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian R. Cascio
Accounting Branch Chief